

Mail Stop 4631

July 31, 2009

By U.S. Mail and Facsimile

Mr. William T. Hull
Chief Financial Officer
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

> **Re:** **RTI International Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 001-14437**

Dear Mr. Hull:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   Please disclose the total assets per segment and the total long-lived assets per geographic area for the last <u>three</u> years. See Items 101(b) and (d) of Regulation S-K.

Item 1A. Risk Factors, page 9

2.   We note your statements that "the following are some of the potential risk factors…" and that "[t]he below list of important factors is not all-inclusive…." In future filings, please disclose all known material risk factors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

3.   In future filings, please quantify each factor that contributed to significant changes in your results from period-to-period. For example, please quantify the factors you provided for fluctuations in net sales, gross profit, selling, general and administrative expenses, and operating income. You should ensure that you explain at least a majority of the increase or decrease in your discussion. It also appears to us that your discussions of net sales should quantify and discuss changes in volumes sold and changes in average selling prices per unit of volume sold and that your discussions of gross profit should quantify and discuss changes in average costs per unit of volume sold. You should also address the impact that changes in market prices of products and raw materials had on your results. We remind you that management's discussion and analysis should include meaningful information to enhance overall financial disclosure, provide narrative explanations of the company's financial statements, enabling investors to see the company through the eyes of management, and provide information about the quality of, and potential variability of, the company's earnings and cash flow so that investors can ascertain the likelihood that past performance is indicative of future performance. Please refer to Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Liquidity and Capital Resources, page 24

4.   You stated in Note 8 that the Claro agreement was amended to conform its covenants to the credit agreement. Please supplementally tell us and disclose in future filings whether the financial covenants of the Claro Agreement are derived from your consolidated financial statements or solely from the financial statements of RTI Claro, Inc. In addition, please confirm that you were in compliance with the covenants in the Claro agreement at December 31, 2008 and March 31, 2009. Also, please revise future filings to present the actual leverage and interest coverage ratios versus the maximum/minimum ratios required as of each reporting date. Such a presentation may allow investors to more easily understand your current ability to meet and continue to meet these financial covenants.

Critical Accounting Policy, page 28
Goodwill and Intangible Assets, page 29

5.   Please tell us and expand your critical accounting policy disclosures in future filings to provide investors with better insight into management's judgments in accounting for and evaluating goodwill and other intangible assets. In this regard, please specifically address/provide:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- An understanding of the specific nature of the events that result in impairment evaluations, including the last time such evaluations were performed;
- Sufficient information to enable an investor to understand how you estimate the fair value of your other intangible assets and why management selected each method;
- Sufficient information to enable an investor to understand how you estimate the fair value of your reporting units and why management selected the method/s as being the most meaningful in preparing your goodwill impairment analyses;
- A quantitative discussion of each of the material assumptions you used to estimate fair value and a sensitivity analysis of those assumptions based on reasonably likely changes;
- How the assumptions and methodologies used for evaluating goodwill in the current year changed from the prior year highlighting the impact of any changes;
- Quantitative information regarding any significant known trends;
- A qualitative and quantitative discussion of any reporting units that are at risk for impairment, including the amount of goodwill allocated to those units; and
- If or how you considered your market capitalization relative to your net book value in evaluating goodwill for impairment.

Item 8. Financial Statements and Supplementary Data, page 33

Note 2 – Summary of Significant Accounting Policies, page 39
Revenue and Cost Recognition, page 42

6.   Please supplementally tell us how much of your net sales were determined under the completed contract accounting method for each period presented.

<u>Item 9A. Controls and Procedures, page 68</u>

<u>Management's Report on Internal Control over Financial Reporting, page 68</u>

7.   We note your description of the definition of internal control over financial
        reporting. The description appears to be based on the definition of internal
        control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under
        the Exchange Act. As described, however, the description does not fully conform
        to the definition set forth in those rules given that it does not indicate that your
        internal control over financial reporting includes those policies and procedures as
        described in subparts (1), (2), and (3) of the above-referenced rules. Please
        confirm this to us and revise accordingly in future filings. Alternatively, you may
        simply state in future filings that your management concluded on the applicable
        dates that your internal control over financial reporting was effective.

<u>Item 15. Exhibits and Financial Statement Schedules, page 70</u>

8.   It appears that you have omitted the schedules, exhibits, and annexes, as
        applicable, to the credit agreements currently incorporated by reference as
        exhibits 4.1, 4.3, and 4.4. In future filings, please file complete copies of these
        credit agreements that include these missing items. See Item 601 of Regulation
        S-K.

<u>Exhibits 31.1 and 31.2</u>

9.   In future filings, please include the language "(the registrant's fourth fiscal quarter
        in the case of an annual report)" in paragraph 4(d) of your certifications. See Item
        601(b)(31) of Regulation S-K.

<u>Signatures</u>

10.   In future filings, please indicate who has signed your Form 10-K in the capacity
        of controller or principal accounting officer. See General Instruction D on Form
        10-K.

<u>Definitive Proxy Statement on Schedule 14A filed March 13, 2009</u>

<u>Executive Compensation, page 18</u>
<u>Compensation Discussion and Analysis, page 18</u>
<u>B. Elements of Named Executive Officer Compensation, page 19</u>

11.   In future filings, please explain in more detail how your performance share
        program is reflected under the column entitled "Estimated Future Payouts Under
        Equity Incentive Plan" in your Grants of Plan-Based Awards Table on page 26.
        See Item 402(e)(1) of Regulation S-K.

D. Analysis of Compensation Awards for Our Named Executive Officers, page 22

12.   We note that the amount of each component of compensation established for the named executive officers is based on factors that include company and individual performance. In future filings, to the extent you correlate compensation, including incentive programs, with the achievement of certain individual and corporate objectives, please discuss the specific items of performance used to determine bonus and other payments and how they are structured around the achievement of such objectives. Also disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives and, if so, to whom such discretion is applicable. Please see Items 402(b)(2)(iii)-(vii) of Regulation S-K and Instruction 4 to Item 402(b).

13.   In future filings, please discuss material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Transactions with Related Persons, page 40

14.   You provide minimal disclosure relating to the review, approval or ratification of transactions with related persons. We note your disclosure that in accordance with your Code of Ethical Business Conduct and Conflicts of Interest Policy, your preference is to avoid such transactions. However, in future filings, please provide the full disclosure required by Item 404(b) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 14 – Financial Instruments, page 14

15.   In future filings, please revise the presentation of your disclosure to provide a tabular format indicating the fair value of each derivative, which derivatives were and were not designated as hedging instruments and the balance sheet location of each derivative, as required by paragraphs 3(a) and (b) of SFAS 161.

Note 15 – Fair Value Measurements, page 16

16.   We note the disclosures you provided in note 14, however, please revise future annual and quarterly filings to provide fair value measurements of your assets and liabilities in a tabular format as required by paragraph 34 of SFAS 157.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

17. In future filings, please provide more detailed information on the global economic downturn and its impact on your customers and recent order activity. Since you have had reductions in sales during the last two quarters of 2008 and the during the first quarter of 2009 and have incurred a net loss during the first quarter of 2009, please clearly address these negative trends, including management's plans to address such trends, any risks or uncertainties related to those plans, and the potential risks and consequences if they are not successful.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Craig Slivka, Special Counsel, at (202) 551-3729, if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief